ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 27, 2017		Patrick O’Brien T +1 617 951 7527 patrick.obrien@ropesgray.com

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:	Confidential Submission of Zai Lab Limited Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Zai Lab Limited, a company organized under the laws of the Cayman Islands (the “Company”), we hereby confidentially submit Amendment No. 1 to a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

If you have any questions with respect to this confidential submission, please call me at (617) 951-7527.

Sincerely,

/s/ Patrick O’Brien

Patrick O’Brien